Dejour Expands Bridge Loan Facility to C$4MM

VANCOUVER, British Columbia--(BUSINESS WIRE)—May 11, 2015, Dejour Energy Inc. (NYSE MKT: DEJ / TSX: DEJ) (“Dejour” or the “Company”), an independent oil and gas exploration and production company operating in North America’s Piceance Basin and Peace River Arch regions, today announced that it has expanded its previously reported industry-standard bridge loan commitment announced March 12, 2015 for C$2MM to up to C$4MM from a principal and director of the Company. These funds will provide a flexible source of capital to support the current 2015 initiatives of the Company. The independent members of the Board of Directors approved the amended loan agreement and the principal and director appropriately abstained from voting in the loan transaction. Pricing is consistent with the prior advance. The term of the loan facility has been extended to end on September 30, 2015.

“We are very pleased with the successful progression of our core projects. This expanded facility is intended to support the achievement of our production objectives for 2015. With strong revenue growth anticipated from the completion of the eight wells recently drilled at the Company’s Kokopelli project in NW Colorado including a strategic new Mancos/ Niobrara indicated discovery, Dejour will be well positioned, both strategically and financially, to further delineate its extensive inventory of drillable PUD’s and begin to move on other key exploitation leases that show excellent longer term potential,” stated Robert L. Hodgkinson, Chairman & CEO.

About Dejour

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin (43,500 net acres) and Peace River Arch regions (16,000 net acres). Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE MKT: DEJ) and Toronto Stock Exchange (DEJ.TO).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. Other risks include the Company’s ongoing review by NYSE MKT (“the Exchange”) to ensure the Company continues to regain compliance with Section 100 3(a)(iv) of the Company Guide which addresses a Company’s ability to operate as a going concern. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Follow Dejour Energy’s latest developments on: Facebook http://facebook.com/dejourenergy and Twitter @dejourenergy

Contact:
Dejour Energy Inc.
Robert L. Hodgkinson, 604-638-5050
Chairman & CEO
investor@dejour.com
or
Craig Allison, 914-882-0960
Investor Relations – New York
callison@dejour.com